UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2009
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 12, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: August 13, 2009

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated August 12, 2009

Exhibit 1

Earning Release

ELBIT SYSTEMS REPORTS

SECOND QUARTER 2009 RESULTS

Revenues increased by 11.5% YoY to $728.3 million;

Net income increased by 91.7% YoY to $59.7 million;

Diluted net earnings per share increased to $1.39

Haifa, Israel, August 12, 2009 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense electronics company, today reported its consolidated financial results for the second quarter ended June 30, 2009.

Revenues increased by 11.5% to $728.3 million in the second quarter of 2009, as compared to $653.2 million in the second quarter of 2008. This increase was primarily due to an increase in revenues from C4ISR systems as a result of increased sales of communication equipment and unmanned air vehicle systems mainly in Israel, and was partly offset by a reduction in land systems related equipment sales, mainly in the U.S.

Gross profit increased by 7.2% to $211.9 million (29.1% of revenues) in the second quarter of 2009, as compared with gross profit of $197.7 million (30.3% of revenues) in the second quarter of 2008. The lower gross profit percentage primarily resulted from a significant reduction in revenues from short turn-around orders, mainly in the U.S. during the second quarter of 2009 as compared to the second quarter of 2008. Short turn-around orders generally have contributed to improvement in overall gross margins.

Net research and development (“R&D”) expenses were $53.0 million (7.3% of revenues) in the second quarter of 2009, as compared to $38.1 million (5.8% of revenues) in the second quarter of 2008. The higher level of R&D expenses in the current quarter reflects increased spending on R&D projects to maintain and further advance the Company’s technologies, in accordance with its long-term plans.

Marketing and selling expenses were $67.5 million (9.3% of revenues) in the second quarter of 2009, as compared to $55.2 million (8.4% of revenues) in the second quarter of 2008. The increase in marketing and selling expenses was due to increased marketing activities in pursuit of business opportunities in the U.S. and other international markets.

General and administrative (“G&A”) expenses were $29.4 million (4.0% of revenues) in the second quarter of 2009, as compared to $44.4 million (6.8% of revenues) in the second quarter of 2008. The decrease in G&A expense reflects the Company’s continued focus on efficiency and cost reduction efforts. Also, the second quarter 2008 expenses included expenses related to a legal settlement of a subsidiary in the U.S.

Net financial income was $11.4 million in the second quarter of 2009, as compared to net financial expenses of $12.4 million in the second quarter of 2008. The net financial income was mainly due to the Company’s hedging activity, which reduced the Company’s exposure to changes in the value of U.S. Dollar versus the Israeli Shekel. While the weakening of the U.S. Dollar against the Israeli Shekel negatively impacted the Company’s gross and operating income, it increased the value of the Company’s currency hedge derivatives in Israeli Shekels.

Earning Release

Taxes on income were $14.0 million (effective tax rate of 19.3%) in the second quarter of 2009, as compared to taxes on income of $3.8 million (effective tax rate of 7.9%) in the second quarter of 2008. The change in the effective tax rate was attributable mainly to the mix of the tax rates in the various jurisdictions in which the Company’s entities generate taxable income.

Net income attributable to non-controlling interests was $2.5 million in the second quarter of 2009, as compared to $16.2 million in the second quarter of 2008. The decrease in net income attributable to non-controlling interests was mainly a result of the Company’s purchase during the second quarter of 2009 of the remaining 49% of Kinetics shares not then owned by the Company.

Net income attributable to the Company’s ordinary shareholders increased by 91.7% to $59.7 million (8.2% of revenues) for the second quarter of 2009, as compared with $31.2 million (4.8% of revenues) in the second quarter of 2008.

It should also be noted that according to SFAS No. 160, which is applicable to the Company’s results starting from the beginning of 2009, consolidated net income attributable to the Company’s ordinary shareholders is calculated after eliminating net income or loss attributable to non-controlling interests.

Diluted net earnings per share attributable to the Company’s ordinary shareholders were $1.39 for the second quarter of 2009, as compared with $0.73 for the second quarter of 2008, an increase of 90.4%.

The Company’s backlog of orders totaled $5,096 million as of June 30, 2009, as compared with $5,030 million as of December 31, 2008. Approximately 66% of the current backlog is due to orders from outside Israel. Approximately 69% of the current backlog is scheduled to be performed during the second half of 2009 and 2010.

Operating cash flow was $93.6 million in the first half of 2009, as compared to $129.8 million in the first half of 2008. The decrease in the operating cash flow was mainly a result of a reduction in the overall amount of advances received from customers.

Recent Events:

The following events occurred subsequent to the announcement of the financial results for the quarter ended March 31, 2009. Each event is described in greater detail in the separate announcements made for each such event.

On June 1, 2009, together with Alliant Techsystems (ATK), the Company successfully conducted flight tests of the Guided Advanced Tactical Rocket (GATR) from a helicopter using a “lock-on before launch” method to engage an off-boresight target. ATK and Elbit Systems validated flight worthiness, safe separation launch and autonomous laser designated guided flight through a series of tests.

On June 15, 2009, together with Sikorsky Aircraft Corp., the Company successfully completed the test phase for the Armed Black Hawk helicopter. The demonstrator configuration includes the Company’s cockpit displays, a Mission Management system with Digital Map, Forward-Looking Infrared (FLIR) equipment and ANVIS/HUD® helmet systems.

On June 15, 2009, the Company invested $18 million in Mikal Ltd. in the form of a loan, which following receipt of applicable government approvals will be converted into shares of Mikal’s capital stock representing approximately 19% of Mikal’s shares, and the Company will have an option to purchase all of the remaining shares of Mikal from its shareholders at a valuation to be determined by an independent appraisal. The Mikal group is engaged in the fields of artillery, armored fighting vehicles and optronics.

Earning Release

On June 16, 2009, Vision Systems International, LLC (VSI), the Company’s joint venture with Rockwell Collins, received several new contracts worth more than $54.1 million from Lockheed Martin Corporation, for the delivery of 52 F-35 Helmet Mounted Displays and 30 additional aircraft systems. VSI also received initial funding for the Pilot Fit Facility Standup at Eglin Air Force Base for the F-35 Helmet Mounted Display System program.

On June 25, 2009, the Israeli Ministry of Transportation awarded the Company a $76 million contract for C-MUSIC, a commercial multi-spectral infrared countermeasure system. C-MUSIC is a direct infra-red countermeasure technology for military and commercial aircraft and helicopters that disrupts missiles fired at aircraft and causes them to veer off course.

On July 7, 2009, the Company was awarded a contract by the Israeli Ministry of Defense for the operation and maintenance of the Israeli Air Force’s new trainer, the Beechcraft T-6 “Effroni”.

On July 15, 2009, the Company was awarded a $55 million contract from the Israeli Ministry of Defense for the establishment of a mission training center for the Israeli Air Force’s F-16 pilots. The center will be operated through a Private Financing Initiative concept and will include a development phase as well as instruction and maintenance services over a 15-year period.

On July 20, 2009, the Company signed a contract to purchase all of BVR Systems (1998) Ltd.’s assets for $34 million, which may be subject to adjustment depending on the outcome of various conditions in the coming months. The closing of the transaction is subject to the fulfillment of certain conditions including receipt of all approvals required by law. BVR Systems is engaged in the area of development and production of training, simulation and debriefing systems for air, sea and ground forces.

On August 11, 2009, Yael Efron was elected by the Company’s shareholders to a three-year term as an External Director on the Company’s Board of Directors. Mrs. Efron replaces Yaacov Lifshitz, whose second term as an External Director has expired.

Management Comment:

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “We are pleased to report another strong quarter, with improved financial performance. This improvement in profitability and reduction in general expenses attests to the success of our efficiency processes and to the creation of synergies between the Company’s business units.”

Ackerman added: “We have made significant investments in developing new markets while enhancing the potential in existing key markets, such as our recent joint venture with General Dynamics aimed at capturing the great potential of the UAV market in the U.S. In addition, consistent with our long-term M&A strategy, we recently entered into agreements to acquire interests in Mikal and BVR. These acquisitions will contribute to the Company’s growth and support our continued participation in large-scale projects that offer our customers more comprehensive and advanced solutions.”

“We also continue to pursue our R&D strategy in order to maintain our technological edge. The Israeli Ministry of Transportation’s recent decision to equip all of the Israeli commercial aviation fleets with C-MUSIC systems, which we developed for protection from enemy missiles, represents a successful example of our R&D strategy. We see market potential for installation of C-MUSIC systems aboard the commercial aircraft fleets of other countries as well.”

“We believe all of these measures will help maintain the Company’s continued growth.”

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.36 per share for the second quarterof 2009. The dividend’s record date is August 30, 2009, and the dividend will be paid on September 15, 2009, net of taxes and levies, at the rate of 16.03%.

Conference Call

The Company will also be hosting a conference call today, Wednesday, August 12, 2009 at 9:00am ET. On the call, management will review and discuss the Company’s second quarter 2009 results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 866 345 5855

UK Dial-in Number: 0 800 404 8418

ISRAEL Dial-in Number: 03 918 0609

INTERNATIONAL Dial-in Number: +972 3 918 0609

at:

9:00am Eastern Time; 6:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are: 1 888 269 0005 (US) or +972 3 925 5951 (Israel and International).

About Elbit Systems Ltd.

Elbit Systems Ltd. Is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrade of existing military platforms and the development new technologies for defense, homeland security and commercial aviation applications.

Earning Release

Attachments:

Consolidated balance sheet

Consolidated statements of income

Condense consolidated statements of cash flow

Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:		IR Contact:

Joseph Gaspar, Executive VP & CFO		Ehud Helft / Kenny Green
Dalia Rosen, Head of Corporate Communications
Elbit Systems Ltd.		GK Investor Relations
Tel: +972-4 831-6663 Fax: +972-4-831-6944		Tel: 1 646 201 9246
E-mail:	j.gaspar@elbitsystems.com dalia.rosen@elbitsystems.com	E-mail:	info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. And/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of US Dollars)

	June 30	December 31
	2009	2008
	Unaudited	Audited
Assets

Current assets:
Cash and Cash equivalents	174,361	204,670
Short term bank deposits	90,410	69,642
Available for sale marketable securities	28,355	3,731
Trade receivables, net	482,378	477,010
Other receivables and pre-paid expenses	175,689	203,990
Inventories, net of advances	626,097	644,107
Total current assets	1,577,290	1,603,150

Investment in affiliated companies and a partnership	66,893	62,300
Long-term deposits and marketable securities	51,219	34,355
Long-term receivables	7,821	6,390
Deferred income taxes	6,538	9,201
Severance pay fund	248,728	236,928
	381,199	349,174

Property and equipment, net	391,880	384,086
Goodwill and other intangible assets, net	590,820	594,283
Total assets	2,941,189	2,930,693

Liabilities and Shareholders’ Equity

Short-term bank credit and loans	1,027	15,413
Trade payables	291,040	340,315
Other payables and accrued expenses	527,594	468,224
Advances from customers, net	383,405	489,192
	1,203,066	1,313,144

Long-term loans	431,455	269,760
Accrued termination liability	336,054	332,236
Deferred income taxes	68,430	70,068
Advances from customers	111,499	115,470
Other long-term liabilities	32,129	29,707
	979,567	817,241

Elbit Systems Ltd.’s shareholders’ equity	738,127	723,833
Non-controlling interests(*)	20,429	76,475
Total shareholders’ equity	758,556	800,308
Total liabilities and shareholders’ equity	2,941,189	2,930,693

(*) The Company has adopted SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment to ARB No. 51,” as of January 1, 2009. Pursuant to SFAS No. 160, net income attributable to non-controlling interests is presented in the statement of income as part of consolidated net income and then shown on a separate line item as a reduction to arrive at net income attributable to Elbit Systems Ltd., which is the equivalent of “net income” presented in previous statements of income. Cumulative net income attributable to non-controlling interests is presented on the balance sheets as part of total shareholders’ equity and is else shown on a separate line item. Total shareholders equity ,net of the comulative net income attributable to non-controling interests,represents the shareholders’ equity attributable to the company’s ordinary shareholders equity,which is the equivalent of “shareholders equity” presented in previous balance sheets.

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US Dollars, except for share and per share amounts)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2009	2008	2009	2008	2008
	Unaudited				Audited
Revenues	1,385,221	1,269,230	728,289	653,167	2,638,271
Cost of revenues	965,084	902,635	516,420	455,494	1,870,830
Gross profit	420,137	366,595	211,869	197,673	767,441

Operating expenses:
Research and development, net	98,888	76,124	53,008	38,089	184,984
Marketing and selling	124,465	106,059	67,549	55,153	198,274
General and administrative	58,286	75,924	29,398	44,448	134,182
Acquired IPR&D	—	—	—	—	1,000
Total operating expenses	281,639	258,107	149,955	137,690	518,440

Operating income	138,498	108,488	61,914	59,983	249,001

Financial income (expenses), net	(7,602)	(16,973)	11,437	(12,373)	(36,815)
Other income (expenses), net	(646)	4,213	(551)	117	94,294
Income before taxes on income	130,250	95,728	72,800	47,727	306,480
Taxes on income	26,248	11,684	14,036	3,762	54,367
	104,002	84,044	58,764	43,965	252,113

Equity in net earnings of affiliated companies and partnership	8,193	5,946	3,417	3,382	14,435
Consolidated net income	112,195	89,990	62,181	47,347	266,548

Less: net income attributable to non-controlling interests(*)	(9,221)	(26,682)	(2,461)	(16,191)	(62,372)
Net income attributable to Elbit Systems Ltd.	102,974	63,308	59,720	31,156	204,176

Earnings per share attributable to Elbit Systems Ltd.’s Ordinary shareholders:
Basic net earnings per share	2.44	1.50	1.42	0.74	4.85
Diluted net earnings per share	2.41	1.48	1.39	0.73	4.78
Weighted average number of shares used in computation of basic earnings per share	42,149	42,071	42,200	42,074	42,075
Weighted average number of shares used in computation of diluted earnings per share	42,729	42,876	42,924	42,867	42,758

(*) The Company has adopted SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment to ARB No. 51,” as of January 1, 2009. Pursuant to SFAS No. 160, net income attributable to non-controlling interests is presented in the statement of income as part of consolidated net income and then shown on a separate line item as a reduction to arrive at net income attributable to Elbit Systems Ltd., which is the equivalent of “net income” presented in previous statements of income. Cumulative net income attributable to non-controlling interests is presented on the balance sheets as part of total shareholders’ equity and is else shown on a separate line item. Total shareholders equity ,net of the comulative net income attributable to non-controling interests,represents the shareholders’ equity attributable to the company’s ordinary shareholders equity,which is the equivalent of “shareholders equity” presented in previous balance sheets.

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

(In thousands of US Dollars)

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	102,974	63,308	204,176
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	63,196	60,832	129,437
Write-off impairment	—	—	10,514
Acquired IPR&D	—	—	1,000
Other-than-temporary impairment of available for sale marketable securities	—	2,964	17,885
Stock based compensation	2,563	2,569	5,067
Deferred income taxes and reserve	(4,321)	(4,293)	(8,488)
Severance, pension and termination indemnities, net	(8,900)	15,787	15,211
Gain on sale of investments	208	1,165	(100,031)
Minority interests in earnings (loss) of subsidiaries	9,221	26,682	62,372
Equity in net losses (earnings) of affiliated companies and partnership, net of dividend received (*)	(1,630)	1,001	(1,866)
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term receivables and prepaid expenses	17,103	(2,781)	(39,698)
Decrease (increase) in inventories, net	10,672	(137,052)	(169,482)
Increase in trade payables, other payables and accrued expenses	4,046	139,474	120,734
Decrease in advances received from customers	(101,543)	(40,273)	(37,403)
Other adjustments	—	430	—
Net cash provided by operating activities	93,589	129,813	209,428

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(47,065)	(64,923)	(129,241)
Acquisition of a subsidiary (Schedule A)	(124,033)	(2,685)	(20,637)
Investments in affiliated companies	(2,552)	(602)	(4,001)
Proceeds from sale of property, plant and equipment	4,240	3,252	8,779
Proceeds from sale of investment	—	—	50,254
Investment in short-term and long-term bank deposits, net	(57,541)	(26,741)	(76,861)
Net cash used in investing activities	(226,951)	(91,699)	(171,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	5,692	209	188
Repayment of long-term bank loans	(20,113)	(63,969)	(333,590)
Receipt of long-term bank loans	170,167	83,561	183,211
Dividends paid	(45,839)	(15,226)	(32,770)
Tax benefit in respect of options exercised	—	—	116
Change in short-term bank credit and loans, net	(6,854)	(10,396)	(13,008)
Net cash provided by (used in) financing activities	103,053	(5,821)	(195,853)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(30,309)	32,293	(158,132)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	204,670	362,802	362,802
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	174,361	395,095	204,670
* Dividend received	7,324	6,947	12,569

Earning Release

ELBIT SYSTEMS LTD.

DISTRIBUTION OF REVENUES

Consolidated revenue by areas of operation:

	Six Months Ended				Three Months Ended
	June 30				June 30
	2009		2008		2009		2008
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	346.5	25.0	312.8	24.6	173.7	23.8	157.6	24.1
Land systems	252.2	18.2	309.4	24.4	110.3	15.2	153.4	23.5
C4ISR systems	530.1	38.3	416.5	32.8	300.0	41.2	234.6	36.0
Electro-optics	190.4	13.7	161.5	12.7	107.7	14.8	73.4	11.2
Other (mainly non-defense engineering and production services)	66.0	4.8	69.0	5.5	36.6	5.0	34.2	5.2
Total	1,385.2	100.0	1,269.2	100.0	728.3	100.0	653.2	100.0

Consolidated revenues by geographical regions:

	Six Months Ended				Three Months Ended
	June 30				June 30
	2009		2008		2009		2008
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	300.8	21.7	226.8	17.9	176.3	24.2	103.7	15.9
United States	393.5	28.4	432.8	34.1	182.7	25.1	217.7	33.3
Europe	349.6	25.3	336.5	26.5	187.4	25.7	199.4	30.5
Other countries	341.3	24.6	273.1	21.5	181.9	25.0	132.4	20.3
Total	1,385.2	100.0	1,269.2	100.0	728.3	100.0	653.2	100.0